SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F     X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on the Effects of the Pacific Coast of Tohoku Earthquake (Tuesday, March 22, 2011)

March 22, 2011

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Dept.

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on the Effects of the Pacific Coast of Tohoku Earthquake

Kubota Corporation (hereinafter “the Company”) extends heartfelt condolences to the people affected by the Pacific Coast of Tohoku Earthquake.

The effects of the earthquake on the Company’s operations are as follows.

1. The situation of damage

(1)	There was no human damage for the Company’s employees.

(2)	There were the partial damages for equipment and buildings in five plants: Tsukuba, Utsunomiya, Ryugasaki, Funabashi and Ichikawa.

2. The effect on production

The Company is checking and remediating the damaged facilities. It is undetermined when the normal production will resume.

3. The effect on business performances

The amount of damage caused by the earthquake is not examined at this moment. An announcement will be made promptly if a significant impact on Kubota’s consolidated financial result for the fiscal year ending 2011 is anticipated.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: March 22, 2011	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	General Manager of Global Management Promotion Department